Exhibit 1.74

Good net sales growth in Q2, merger expected to be completed on 1 September 2021

January–June 2021 compared to January–June 2020

•	Reported net sales increased by 6.2% to EUR 158.5 (149.3) million

•	In constant currencies, net sales increased by 4.4%

•	The Finland & Exports segment’s net sales were EUR 54.1 (53.0) million

•	The Scandinavia segment’s net sales were EUR 53.3 (50.1) million; in constant currencies net sales grew by 0.8%

•	Altia Industrial’s net sales were EUR 51.1 (46.1) million

•	Comparable EBITDA was EUR 20.1 (18.8) million, 12.7% (12.6%) of net sales

•	Reported EBITDA decreased due to items affecting comparability (IAC) and was EUR 14.7 (18.0) million, 9.3% (12.1%) of net sales

•	Net cash flow from operating activities was EUR -1.6 (10.3) million

•	Net debt / comparable EBITDA (rolling 12 months) was 0.2 (0.6)

April–June 2021 compared to April–June 2020

•	Reported net sales were EUR 86.8 (81.0) million

•	In constant currencies, net sales increased by 5.4%

•	Comparable EBITDA was EUR 12.3 (13.2) million, 14.2% (16.3%) of net sales

•	Reported EBITDA decreased due to items affecting comparability (IAC) and was EUR 10.1 (12.6) million, 11.7% (15.5%) of net sales

•	Altia has updated its short-term outlook but is not providing guidance for 2021, due to the uncertainties caused by COVID-19 and the low predictability for the full year 2021, page 18

This half-year report has been prepared in accordance with the International Financial Reporting Standards (IFRS) and IAS 34 Interim Financial Reporting as approved by the EU. The figures in the report are unaudited. A reconciliation of alternative key ratios to IFRS figures is presented in appendix 1 on page 30. For important information for U.S. shareholders, please see “Important Information” on page 19.

Key figures

	Q2 21	Q2 20	H1 21	H1 20	2020
Net sales, EUR million	86.8	81.0	158.5	149.3	342.4
Comparable EBITDA, EUR million	12.3	13.2	20.1	18.8	52.4
% of net sales	14.2	16.3	12.7	12.6	15.3
EBITDA, EUR million	10.1	12.6	14.7	18.0	40.3
Comparable operating result, EUR million	8.5	8.9	12.4	9.9	35.0
% of net sales	9.8	10.9	7.8	6.7	10.2
Operating result, EUR million	6.3	8.2	7.0	9.2	22.9
Result for the period, EUR million	4.7	6.1	5.3	7.5	17.8
Earnings per share, EUR	0.13	0.17	0.15	0.21	0.49
Net cash flow from operating activities, EUR million	-1.3	25.7	-1.6	10.3	56.1
Net debt / comparable EBITDA, rolling 12 months	0.2	0.6	0.2	0.6	-0.1
Average number of personnel	669	659	655	651	650

Half-Year Report | January–June 2021 | 18 August 2021 | page 2

CEO Pekka Tennilä:

“I am pleased to see that we performed well during the second quarter. Our net sales grew as a result of a gradual market recovery. With the restricted sales channels opening in the second quarter, we have activated our brands in the monopolies, exports, travel retail and on-trade with good results. The health and safety of our employees and the continuity of our operations have been in our focus, and our operations have run without major disruptions. Our continued solid development reflects the strong commitment and hard work of our employees, and I want to thank everyone for these achievements.

The Altia and Arcus merger to become Anora has taken important steps as we received all regulatory approvals for the merger and we are today announcing the future Executive Management Team. We are now working towards completing the merger on 1 September 2021.

During the first half of the year, our net sales grew by 6.2% from the same period last year, with all segments growing. In the Finland & Exports segment, we can see the positive impact of less COVID-19 restrictions as net sales turned to growth, mainly driven by higher spirits sales in exports and travel retail. In the Scandinavia segment, we saw growth in all three markets, Sweden, Norway and Denmark. In Sweden, reported net sales grew, supported by strong spirits sales in the monopoly, the recovery of the on-trade channel and a favourable currency rate. Wine sales were impacted by declining volumes and partner portfolio changes in Q2 2020. In Norway, Altia’s sales grew across categories, supported by high market volumes. In the Altia Industrial segment, net sales growth was driven by the positive development of contract manufacturing, as well as the starch and feed businesses.

In January-June, our profitability improved from the previous year, with comparable EBITDA increasing from EUR 18.8 million to EUR 20.1 million. The profitability improvement was driven by the Finland & Exports and Scandinavia segments. In Q2, profitability declined due to the increased price of barley and temporary cost savings measures implemented due to COVID-19 in Q2 last year. Our liquidity position has remained strong throughout the period. However, the development of net cash flow from operations has been impacted by the change in channel mix and items affecting comparability.

Our sustainability actions continue to receive high praise internationally: we were awarded a Gold Medal in the EcoVadis Corporate Social Responsibility rating and the title of “Sustainability Trailblazer” in the first global travel retail industry event to focus on sustainability.

During the pandemic, we have been working hard on the planned merger to be better prepared for the opportunities ahead. After a diligent process, we are now very close to the completion of the Altia and Arcus merger to form Anora, the leading wine and spirits brand house in the Nordic and Baltic region. As one company, we will be more competitive and have a stronger financial position to pursue growth outside the Nordics as well. With a broader portfolio of iconic brands, combined innovation expertise and award-winning sustainability work, we can provide even greater value to our customers. Our enhanced consumer understanding in our home markets and a broader distribution network will make

Half-Year Report | January–June 2021 | 18 August 2021 | page 3

Anora the best possible partner. In our Industrial and Logistics businesses, the merger will bring greater volumes and drive productivity.

With the merger we aim at creating value for our shareholders with the annual EBITDA net synergy target of EUR 8-10 million which we expect to be achieved within approximately two years. The extra dividend payment of EUR 0.40 per share to Altia shareholders which was approved by the Annual General Meeting is payable in connection with the completion of the merger.

We have updated our short-term outlook but we are not providing guidance for 2021. In the second half of 2021, COVID-19 is still expected to impact travel retail, exports and the on-trade. The channel mix in monopoly markets depends on the restrictions and recommendations set in travel retail and the on-trade.

In Altia Industrial, for the second half of 2021, COVID-19 is expected to continue to impact supply chain, industrial services and products. The focus on the health and safety of Altia’s employees remain high. The uncertainty in industrial products is due to potential disruptions in demand for starch and ethanol, and in supply chain due to the availability and delivery times of raw materials.

Barley market prices are expected to continue increasing for the new crop season following unfavourable weather conditions in Finland, and a global imbalance between the demand for and supply of grain and other raw materials.”

Half-Year Report | January–June 2021 | 18 August 2021 | page 4

Financial review

Seasonality

Substantial seasonal fluctuations in the consumption of alcoholic beverages impact Altia’s net sales and cash flow. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, and significantly lower amounts during the first quarter. In addition, excise taxes related to the high season at the end of the year lead to large cash outflows at the beginning of the next year.

Net sales

H1

In January-June, reported net sales increased by 6.2% to EUR 158.5 (149.3) million. In constant currencies, net sales increased by 4.4%. The net sales growth was mainly related to the gradual recovery of the consumer beverage sales channels that have been restricted due to COVID-19, a positive development of contract manufacturing and the starch and feed businesses, and favourable currency rates.

Net sales of beverage products grew by 1.5% in constant currencies. Spirits sales growth was driven by the gradual recovery of exports and travel retail and the continued strong sales development in the monopolies in Sweden and Norway. Partner portfolio changes in Q2 2020 and declining volumes had a negative impact on wine sales. The sales growth of Other beverages was related to the positive development of mainly non- and low-alcoholic beverages in the grocery trade.

Q2

In the second quarter, reported net sales increased by 7.1% to EUR 86.8 (81.0) million. In constant currencies, net sales increased by 5.4%. During the second quarter, the restrictions in on-trade were gradually lifted and had a positive impact towards the end of the quarter. The partner portfolio changes in Q2 20 had a negative impact on wine sales. The timing of Easter sales in Q1 this year compared with Q2 in 2020 had a negative impact on net sales.

Net sales by segment

EUR million	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Finland & Exports	31.1	29.2	6.8	54.1	53.0	2.2	117.2
Scandinavia	29.1	28.1	3.4	53.3	50.1	6.3	123.9
Altia Industrial	26.6	23.8	12.0	51.1	46.1	10.7	101.2
Total	86.8	81.0	7.1	158.5	149.3	6.2	342.4

Half-Year Report | January–June 2021 | 18 August 2021 | page 5

Net sales by product category

EUR million	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Spirits	32.3	28.8	12.4	58.3	53.2	9.5	119.1
Wine	26.9	28.0	-3.9	47.6	48.8	-2.4	119.5
Other beverages	1.0	0.5	94.6	1.5	1.2	27.8	2.5
Industrial products and services	26.6	23.8	12.0	51.1	46.1	10.7	101.2
Total	86.8	81.0	7.1	158.5	149.3	6.2	342.4

Profitability and result for the period

H1

In January–June, comparable EBITDA, i.e. EBITDA excluding items affecting comparability (IAC), was EUR 20.1 (18.8) million, which was 12.7% (12.6%) of net sales.

The profitability improvement was driven by the positive development in sales, product mix and revenue management in Finland & Exports and Scandinavia segments. The higher price level of barley and purchased ethanol compared with the previous year had a negative impact on profitability.

In January–June, items affecting comparability totalled EUR -5.4 (-0.7) million, and were costs related to the planned merger of Altia and Arcus. Reported EBITDA was EUR 14.7 (18.0) million.

Comparable EBITDA by segment

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020
Finland & Exports	5.3	5.5	8.8	8.3	19.8
Scandinavia	2.9	2.9	4.6	2.8	14.2
Altia Industrial	3.6	4.9	5.7	7.1	17.9
Other	0.6	-0.1	0.9	0.6	0.5
Total	12.3	13.2	20.1	18.8	52.4
% net sales	14.2	16.3	12.7	12.6	15.3

Items affecting comparability

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020
Comparable EBITDA	12.3	13.2	20.1	18.8	52.4
Net gains or losses from business and assets disposals	-0.2	-	-0.2	-	-
Costs for closure of business operations and restructurings	-	-0.2	-	-0.3	-0.3
Major corporate projects
Costs related to the closed voluntary pension scheme	-	-0.5	-	-0.5	-0.5
Costs related to the planned merger of Altia and Arcus	-2.0	-	-5.1	-	-11.4
Total items affecting comparability	-2.2	-0.7	-5.4	-0.7	-12.1

EBITDA	10.1	12.6	14.7	18.0	40.3

Items affecting comparability are presented in appendix 1 on page 30.

Half-Year Report | January–June 2021 | 18 August 2021 | page 6

In January–June, other operating income amounted to EUR 3.0 (2.9) million, including proceeds of sales of fixed assets of EUR 0.0 (0.0) million; income from the sales of emission allowances of EUR 0.0 (0.0) million; income from the sales of mainly steam, energy and water of EUR 1.7 (1.6) million; and rental income of EUR 0.7 (0.7) million.

Employee benefit expenses totalled EUR 25.6 (23.0) million, including EUR 19.7 (17.6) million in wages and salaries. The increase in employee benefit expenses was mainly related to items affecting comparability (IAC) and temporary cost savings measures due to the COVID-19 pandemic in Q2 2020 .

Other operating expenses amounted to EUR 32.4 (27.1) million. The increase in other operating expenses was mainly related to items affecting comparability (IAC) temporary and temporary cost savings measures due to the COVID-19 pandemic in Q2 2020.

Net financial expenses amounted to EUR 1.4 (1.0) million. The share of profit in associates and joint ventures and income from interests in joint operations totalled EUR 1.0 (1.1) million.

Taxes for the first six months were EUR 1.3 (1.9) million, corresponding to an effective tax rate of 20.0% (20.0%).

The result for the period amounted to EUR 5.3 (7.5) million, and earnings per share were EUR 0.15 (0.21).

Q2

In the second quarter, comparable EBITDA was EUR 12.3 (13.2) million, which was 14.2% (16.3%) of net sales. The increased price of barley and temporary cost savings measures implemented due to COVID-19 pandemic in Q2 2020 had a negative impact on year-on-year comparability. Items affecting comparability totalled EUR -2.2 (-0.7) million. Reported EBITDA was EUR 10.1 (12.6) million.

Cash flow, balance sheet and investments

H1

In January–June, net cash flow from operations totalled EUR -1.6 (10.3) million. The decline in net cash flow from operations was driven by the development in net working capital. The net working capital development was negative due to the gradual recovery of travel retail, exports and on-trade channels increasing receivables, and the seasonal increase in inventory levels with the increased cost of raw material and currency rates. The timing of Easter sales in Q1 2021 affected the inventory level increase in Q2. The receivables sold amounted to EUR 69.2 (67.1) million at the end of the reporting period. The increase in sold receivables was related to good sales in the monopoly channels in Sweden and Finland, combined with the calendar and currency effect.

At the end of the reporting period, the Group’s net debt amounted to EUR 11.9 (29.9) million. Cash and cash equivalents amounted to EUR 98.0 (101.2) million, while the interest-bearing debt amounted to EUR 110.0 (131.1) million. The gearing ratio at the end of the reporting period was 7.8% (20.0%), while the equity ratio was 35.0% (34.9%). The reported net debt to comparable EBITDA was 0.2 (0.6) times. Altia Group’s liquidity position was strong throughout the period.

The Group has a revolving credit facility of EUR 60.0 (60.0) million, of which EUR 0.0 (0.0) million was in use at the end of the reporting period. The nominal value of commercial papers issued amounted to EUR 30.0 (45.0) million at the end of the reporting period.

The total in the consolidated balance sheet was EUR 435.3 (428.9) million at the end of the period.

In January–June, gross capital expenditure totalled EUR 1.9 (2.5) million. During the period, two major investments were ramped up in Rajamäki: equipment for liquid dealcoholisation capability and a new bag-in-box-line.

Q2

In the second quarter, net cash flow from operations totalled EUR -1.3 (25.7) million.

Half-Year Report | January–June 2021 | 18 August 2021 | page 7

Balance sheet key figures

	H1 21	H1 20	2020
Reported net debt / comparable EBITDA	0.2	0.6	-0.1
Borrowings, EUR million	100.4	121.8	116.1
Net debt, EUR million	11.9	29.9	-3.9
Equity ratio, %	35.0	34.9	34.3
Gearing, %	7.8	20.0	-2.5
Capital expenditure, EUR million	-1.9	-2.5	-7.0
Total assets, EUR million	435.3	428.9	455.6

Half-Year Report | January–June 2021 | 18 August 2021 | page 8

Market development in January–June

In January-June, the market volumes in the Nordic monopolies grew in total by 5.2%. Spirits grew by 8.5%, and wine by 4.7%. The growth was driven by the Norwegian and Swedish retail monopolies, and was related to the channel shift due to COVID-19 restrictions in travel retail and the on-trade. During Q2, the market volumes in the Nordic monopolies were lower than in the previous year due to the gradual lifting of restrictions during the quarter and the timing of Easter sales in Q1 2021. Market volumes remained above the levels seen before COVID-19.

Development of wine and spirits sales volumes in the Nordic retail monopolies

% change compared to previous year	Q2 21	Q2 20	H1 21	H1 20	2020
Nordics, total sales volumes	-4.0	+20.9	+5.2	+15.6	+17.1
Spirits	-0.4	+23.3	+8.5	+15.7	+18.5
Wine	-4.6	+20.6	+4.7	+15.6	+16.9
Finland, total sales volumes	-8.7	+21.5	-1.2	+14.6	+13.7
Spirits	-6.9	+16.3	-1.1	+10.1	+10.4
Wine	-9.2	+23.3	-1.2	+16.4	+15.0
Sweden, total sales volumes	-2.7	+12.2	+3.4	+10.0	+10.0
Spirits	+3.9	+24.1	+12.3	+17.4	+18.8
Wine	-3.4	+11.1	+2.5	+9.3	+9.2
Norway, total sales volumes	-3.4	+45.7	+14.8	+32.7	+40.4
Spirits	+2.3	+34.4	+18.0	+23.1	+32.1
Wine	-4.2	+47.4	+14.3	+34.2	+41.8

Source: Based on sales volumes by litre published by Alko, Systembolaget, Vinmonopolet.

Finland

In January–June, the Finnish retail monopoly’s spirits and wine sales volumes were down by 1.2% compared with the same period last year.

The spirits category declined by 1.1%. The growth categories were liqueur, gin, whiskey and other spirits. The wine category declined by 1.2%. The large red and white wine categories declined, while growth was strong in both rosé and sparkling wines.

Sweden

In January–June, the Swedish retail monopoly’s spirits and wine volumes were up by 3.4% compared with the same period last year.

The spirits category grew by 12.3%, with all spirits categories growing, but growth was especially strong in gin, bitters, rum and other spirits. The wine category grew by 2.5%. White, rosé and sparkling wine categories grew, and red wine declined slightly.

Norway

In January–June, the Norwegian retail monopoly’s spirits and wine volumes were up by 14.8% compared with the same period last year.

The spirits category grew by 18.0%, with growth in all spirits categories, but growth was especially strong in gin, liqueurs and rum. The wine category grew by 14.3%, with all categories growing at good rates.

Half-Year Report | January–June 2021 | 18 August 2021 | page 9

Business Review

Finland & Exports

The Finland & Exports segment comprises the import, sale and marketing of wines, spirits and other beverages in Finland and the Baltics, as well as exports and travel retail.

	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Net sales, EUR million	31.1	29.2	6.8	54.1	53.0	2.2	117.2
Comparable EBITDA, EUR million	5.3	5.5	-3.9	8.8	8.3	6.1	19.8
Comparable EBITDA, % of net sales	17.0	18.9		16.3	15.6		16.9
Average number of personnel	94	91		95	90		90

Net sales by product category

EUR million	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Spirits	18.1	15.7	15.5	32.4	30.5	6.1	67.6
Wine	12.4	13.1	-5.3	20.8	21.9	-4.9	48.3
Other beverages	0.6	0.4	64.2	0.9	0.6	56.3	1.3
Total	31.1	29.2	6.8	54.1	53.0	2.2	117.2

Net sales

In January–June, net sales in the Finland & Exports segment increased by 2.2% and were EUR 54.1 (53.0) million. The sales growth was driven by higher spirits sales due to exports and the opening of travel retail following the lifting of COVID-19 restrictions. Wine sales declined due to partner portfolio changes in Q2 2020. In the Finnish grocery trade, net sales grew steadily, driven by new launches and improved distribution. In the Baltics, the positive development in the domestic grocery trade offset the decline in harbour trade.

In the second quarter, net sales increased by 6.8% and were EUR 31.1 (29.2) million. Despite the timing of Easter sales in Q1 this year compared with Q2 in 2020, net sales grew driven by higher spirits sales due to exports and the opening of travel retail and the on-trade. Wine sales declined, mainly due to partner portfolio changes.

Comparable EBITDA

In January–June, comparable EBITDA was EUR 8.8 (8.3) million, 16.3% (15.6%) of net sales. The positive development was supported by the higher volumes in exports and travel retail and revenue management.

In the second quarter, comparable EBITDA was EUR 5.3 (5.5) million, 17.0% (18.9%) of net sales. The temporary cost savings measures implemented in Q2 2020 due to COVID-19 pandemic had a negative impact on year-on-year comparability.

Business events

Within the Finland & Exports segment, Altia launched several new innovations during the period. In the spirits category, examples of these include: SAY Seltzer ready-to-drink for the grocery trade, Larsen Aqua Ignis for US exports as well as a new limited edition of Koskenkorva 7 Botanicals vodka and a Koskenkorva Collins ready-to-serve beverage. Two gins, Rhubarb and Cucumber & Ginger, were also launched under the Saaremaa brand. The novelties in the wine category include both Altia’s own and partner brands such as new listings in the growing category of Portuguese wines and a bag-in-box from Lindeman’s.

Half-Year Report | January–June 2021 | 18 August 2021 | page 10

Scandinavia

The Scandinavia segment comprises the import, sale and marketing of wines, spirits and other beverages in Sweden, Norway and Denmark.

	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Net sales, EUR million	29.1	28.1	3.4	53.3	50.1	6.3	123.9
Comparable EBITDA, EUR million	2.9	2.9	0.0	4.6	2.8	67.1	14.2
Comparable EBITDA, % of net sales	10.0	10.4		8.7	5.5		11.5
Average number of personnel	76	74		76	72		74

Net sales by product category

EUR million	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Spirits	14.2	13.1	8.6	25.9	22.7	14.2	51.5
Wine	14.5	14.9	-2.6	26.8	26.9	-0.3	71.2
Other beverages	0.4	0.2	164.1	0.6	0.5	19.2	1.2
Total	29.1	28.1	3.4	53.3	50.1	6.3	123.9

Net sales

In January–June, the Scandinavia segment’s reported net sales increased by 6.3% and were EUR 53.3 (50.1) million. In constant currencies, net sales grew by 0.8%. In Sweden, Altia’s reported net sales grew, supported by strong spirits sales in the monopoly, the gradual recovery of the on-trade channel and a favourable currency rate. Declining volumes in certain brands and partner portfolio changes in Q2 2020 had a negative impact on wine sales. In Norway, Altia’s sales grew across categories, supported by high market volumes.

In the second quarter, reported net sales increased by 3.4% and were EUR 29.1 (28.1) million. In constant currencies, net sales decreased by 1.7%. The timing of Easter sales in Q1 this year compared with Q2 in 2020 had a negative impact on net sales. The lifting of COVID-19 restrictions had a positive impact on on-trade sales towards the end of the quarter.

Comparable EBITDA

In January–June, comparable EBITDA was EUR 4.6 (2.8) million, 8.7% (5.5%) of net sales. The positive development was supported by good revenue management, a positive product mix and new launches.

In the second quarter, comparable EBITDA was EUR 2.9 (2.9) million, 10.0% (10.4%) of net sales. The temporary cost savings measures implemented in Q2 2020 due to COVID-19 pandemic had a negative impact on year-on-year comparability.

Business events

Altia made several product launches in Sweden and Norway during the period. In the spirits category, examples of these include: Explorer Gin Fläder, Xanté Elderflower & Pear, Xanté Latte & Pear and Koskenkorva Rhubarb. In Sweden, Altia strengthened its wine portfolio with two new partners: Aveleda and Xavier Vignon.

Half-Year Report | January–June 2021 | 18 August 2021 | page 11

Altia Industrial

The Altia Industrial segment comprises Koskenkorva plant operations, starch, feed component and technical ethanol businesses, as well as contract manufacturing services. It also includes supply chain operations, i.e. production operations in different countries, customer service and logistics.

	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Net sales, EUR million	26.6	23.8	12.0	51.1	46.1	10.7	101.2
Comparable EBITDA, EUR million	3.6	4.9	-27.8	5.7	7.1	-19.8	17.9
Comparable EBITDA, % of net sales	13.3	20.7		11.1	15.4		17.6
Average number of personnel	414	414		400	408		404

Net sales

In January–June, Altia Industrial’s net sales increased by 10.7% and were EUR 51.1 (46.1) million. Net sales growth was driven by the positive development of contract manufacturing, as well as the starch and feed businesses. Technical ethanol volumes were below last year’s record-high levels. Altia has continued to reduce its cognac inventory as part of long-term working capital management. Proceeds from sale had a positive impact on net sales.

In the second quarter, net sales increased by 12.0% and were EUR 26.6 (23.8) million, with similar development as during the whole period.

Comparable EBITDA

In January–June, comparable EBITDA was EUR 5.7 (7.1) million, 11.1% (15.4%) of net sales. The decrease in profitability was mainly due to the higher price level of barley and purchased ethanol compared with the previous year.

In the second quarter, comparable EBITDA was EUR 3.6 (4.9) million, 13.3% (20.7%) of net sales.

Production volumes and key projects

During the first half of the year, the Rajamäki alcoholic beverage plant in Finland produced 25.1 (24.5) million litres of spirits and wine.

The Koskenkorva Distillery has been running at full capacity during the period, and 106.2 (107.4) million kilos of grain were used at the plant. Grain spirits production, including technical ethanols, was 11.8 (11.6) million kilos, starch production was 30.9 (31.9) million kilos, and feed component production was 31.6 (33.1) million kilos.

During the period, two major investments were ramped up in Rajamäki: equipment for liquid dealcoholisation capability to support growth in the growing category of non- and low-alcoholic beverages, and a new bag-in-box-line (BIB) that allows the production of fully recyclable BIBs. Both investments are in line with Altia’s Sustainability Roadmap 2030.

In July, Altia signed an agreement to sell its shareholding in Chemigate Oy to Berner Oy, allowing Altia to focus on more strategic and value-adding products at Koskenkorva Distillery.

Half-Year Report | January–June 2021 | 18 August 2021 | page 12

Key events during January–June

The key events during January-June 2021 were:

•	8 January: The Finnish Competition and Consumer Authority moves its investigation of the combination of Altia and Arcus into phase II

•	21 January: Proposals by Altia’s Shareholders’ Nomination Board to Altia’s Annual General Meeting 2021

•	25 February: Altia Plc’s Financial Statements Bulletin 2020: Exceptionally strong performance in a COVID-19 year

•	25 February: Notice of the Annual General Meeting 2021

•	25 February: Altia’s Annual Report 2020 and Remuneration Report 2020 have been published

•	11 March: Altia discusses with the competition authorities remedy proposals relating to the combination of Altia and Arcus in line with the authorities’ initial assessments

•	19 March: Decisions taken by Altia’s Annual General Meeting 2021 and Altia’s Board of Directors

•	15 April: Altia has received conditional approval for the merger from the Swedish Competition Authority and offered remedies to the Finnish and Norwegian competition authorities

•	19 April: Altia has received conditional approval for the merger from the Finnish Competition and Consumer Authority

•	28 April: Altia Plc’s Business Review January-March 2021: Sales and profitability improved in Q1

•	5 May: Altia named “Sustainability Trailblazer” in the first sustainability-focused event for the travel retail industry

•	10 May: Altia and Arcus have agreed on employee participation within the combined company upon the completion of the merger

•	19 May: Altia introduces their first wine bottle made entirely of recycled plastic

•	19 May: Altia has received conditional approval for the merger from the Norwegian Competition Authority

•	24 May: Altia's new production line enables the production of fully recyclable bag-in-box packaging

Altia’s share

Altia’s shares are listed on the Nasdaq Helsinki. All shares carry one vote and have equal voting rights. The trading code of the shares is “ALTIA”, and the ISIN code is FI4000292438.

Issued shares and share capital

At the end of the reporting period, Altia Plc's share capital amounted to EUR 60 480 378.36 and the number of issued shares was 36 140 485.

Shareholders and trading

At the end of June 2021, Altia had 22 412 shareholders. During January–June, the highest share price was EUR 12.00 and the lowest price was EUR 9.82. The closing price of Altia’s share on 30 June 2021 was EUR 10.14, and the market capitalisation was approximately EUR 366.5 million.

Half-Year Report | January–June 2021 | 18 August 2021 | page 13

Ownership structure by sector (at the end of the period)

Sector	Number of shares	% of shares
Public sector	16 100 454	44.5
Financial and insurance corporations	7 965 054	22.0
Households	8 721 561	24.1
Non-financial corporations	2 189 622	6.1
Non-profit institutions	808 294	2.2
Rest of the world	355 500	1.0
Total	36 140 485	100.0

Source: Euroclear Finland

10 largest shareholders (at the end of the period)

	Shareholder	Number of shares	% of shares
1	Prime Minister’s Office	13 097 481	36.2
2	Ilmarinen Mutual Pension Insurance Company	1 113 300	3.1
3	Varma Mutual Pension Insurance Company	1 050 000	2.9
4	WestStar Oy	684 085	1.9
5	Elo Mutual Pension Insurance Company	500 000	1.4
6	Veritas Pension Insurance Company Ltd.	314 898	0.9
7	FIM Fenno Sijoitusrahasto	225 714	0.6
8	Säästöpankki Kotimaa	150 000	0.4
9	Mandatum Life Insurance Company Limited	145 860	0.4
10	Petter and Margit Forsström´s Foundation	140 200	0.4
	Total	17 421 538	48.2
	Nominee-registered shares	7 572 458	21.0

Source: Euroclear Finland

Personnel

During January–June 2021, Altia Group employed on average of 655 (651) persons. At the end of June, Altia Group employed 679 (663) persons, of whom 423 (411) were employed in Finland, 115 (110) in Sweden, 4 (4) in Denmark, 23 (22) in Norway, 34 (33) in Latvia, 57 (58) in Estonia, and 23 (25) in France.

Merger of Altia and Arcus

The Boards of Directors of Altia Plc and Arcus ASA jointly announced on 29 September 2020 that Altia and Arcus had entered into a combination agreement to form a leading Nordic wine and spirits brand house. The combination will be implemented as a statutory cross-border absorption merger whereby Arcus will be merged into Altia and dissolved.

As previously disclosed by Altia on 15 April 2021, 19 April 2021 and 19 May 2021, the Finnish Competition and Consumer Authority (“FCCA”), the Swedish Competition Authority, and the Norwegian Competition Authority (“NCA”), respectively, had approved the Merger conditional upon the divestment of certain brands of Altia and Arcus. Additionally, the NCA and FCCA required that a binding agreement on the divestments with a suitable buyer must be entered into prior to the completion of the Merger.

On 23 July 2021, Altia announced that in line with the aforementioned competition authorities’ requirements, Altia and Arcus have entered into a binding agreement with Galatea AB, pursuant to which Galatea has agreed to purchase Altia’s aquavit brands Skåne Akvavit, Hallands Fläder and Brøndums and cognac brand Grönstedts along with Arcus’ aquavit

Half-Year Report | January–June 2021 | 18 August 2021 | page 14

brand Akevitt Spesial and spirits brands S.P.R.T. and Dworek. Altia and Arcus have additionally committed to provide transitional services to Galatea for up to a period of 36 months, commencing on the closing of the abovementioned brand divestments.

Upon entering into the binding agreement with Galatea and receiving the relevant competition authorities’ approvals for the buyer being suitable, Altia and Arcus have now received all regulatory approvals from the relevant authorities allowing for the completion of the Merger. Altia will separately disclose further details on the completion of the Merger prior to its completion, which is now planned to occur on 1 September 2021. At both Altia and Arcus, the internal planning of the Merger integration has proceeded well.

The brand divestments will not affect the previously communicated synergy potential of EUR 8-10 million or the industrial logic behind the combination of Altia and Arcus. These divestments will not include production equipment, facilities or employees.

Altia announced on 26 February, 9 April, 20 April, 3 May, 27 May and 28 July that the Finnish Financial Supervisory Authority has approved supplements to the merger prospectus concerning the Merger.

On 12 November 2020, the Extraordinary General Meetings of Altia and Arcus, respectively, approved the merger plan.

More information about the merger is available at: https://altiagroup.com/investors/merger.

Half-Year Report | January–June 2021 | 18 August 2021 | page 15

Sustainability

As of February 2020, sustainability has been incorporated into the core of Altia’s strategy, together with Altia’s purpose, Let’s Drink Better, which aims for a more sustainable drinking culture. For Altia, sustainability is both a strategic priority and a key success factor in business. The Koskenkorva Distillery and its award-winning circular economy case are at the heart of Altia’s sustainability thinking. Altia’s sustainability work on all fronts aims for the position of the most sustainable drinks company in the Nordics.

Altia’s Sustainability Roadmap in implementation

Since the beginning of 2020, Altia has been guiding its responsibility efforts according to the Sustainability Roadmap 2030. The roadmap sets ambitious targets, based on selected UN Sustainable Development Goals (3, 6, 12 and 13) for four focus areas. The key target is to have carbon neutral production in 2025 without using compensations. Below are some examples of initiatives implemented in H1 2021.

1. Our Distillery: Carbon neutral production

Koskenkorva Distillery achieved record high steam energy self-sufficiency in H1 21: 68.5%. Rajamäki Beverage Plant established and initiated a programme of several years’ duration to reduce wastage and enhance the circular economy.

2. Our Society: 10% of portfolio low or non-alcoholic drinks

Altia already exceeded the 10% goal of low and non-alcoholic drinks (“no-low drinks”) during the first year of the Sustainability Roadmap 2030, resulting in 16% of our own portfolio consisting of no-low drinks. In April, Altia conducted a consumer survey in Sweden and Finland, which showed that consumers are increasingly interested in high-quality no-low drinks, including zero alcohol spirits for adult tastes. Altia has also started a LinkedIn blog discussing the no-low trend and its implications for drinking culture.

3. Our Drink: 100% recyclable packaging

Altia's new production line enables the production of a fully recyclable bag-in-box container. Bag-in-box has the lowest carbon footprint of all wine packaging types: 70g CO2e/l, compared with 675g CO2e/l for a traditional glass bottle. Altia also introduced it’s first wine bottle made entirely from recycled plastic, rPET, supporting Altia’s goals of using only recycled plastic by 2030. Altia’s new sustainable packaging types can be recognised by their green responsibility labels.

4. Our People: Zero absence due to injuries

Our production and logistics worked well despite COVID-restrictions, but instructions low-threshold stays at home meant sick-leave figures were higher. Altia had 5 LTI’s, including temporary external contract workers, fortunately all minor. The LTIF frequency (8.1) was slightly higher than last year.

Occupational safety

Occupational safety is one of the focus areas of Altia's Sustainability Roadmap and is the tool for achieving the goal of zero absences due to injuries.

The injury frequency with absence (LTIF) increased during the reporting period. The number of safety observations has increased slightly since the last period (H2 2020). Altia renewed the level 2 rating for it’s operations in Finland from the

Half-Year Report | January–June 2021 | 18 August 2021 | page 16

Zero Accidents Forum, which is a network of Finnish companies coordinated by the Finnish Institute for Occupational Health. Altia has been improving its rating, and the aim is level 1.

Altia has continued the Human Factor® project at the Rajamäki production plant. The aim is to include human factors in the investigation of near miss situations and accidents. The project also aims to improve and develop the safety culture. The project started in 2019 but COVID-19 has delayed its implementation.

During the reporting period, Altia implemented minimum requirements for the most important safety areas at all operational sites. The requirements cover: personal protective equipment, external craftsmen (subcontractors), chemical handling, working at height and minimum requirements and recommendations for commuting. Altia has also renewed its occupational and health risk evaluation process in its Finnish units.

Sustainability Trailblazer award

Thanks to its pioneering sustainability efforts, Altia was awarded the title of “Sustainability Trailblazer” in TRBusiness magazine’s TR Sustainability Week event, held in April. The event was the first global travel retail industry event to focus on sustainability. Altia was awarded the title thanks to its Koskenkorva Climate Action initiative, the world’s first vodka produced from regeneratively farmed barley. Since 2018, Altia has been working on developing regenerative farming practices with its partner the Baltic Sea Action Group (BSAG) and local farmers. Regenerative farming helps combat climate change by binding carbon to the soil instead of releasing it into the atmosphere.

Altia awarded gold medal in EcoVadis sustainability rating

In July, Altia was awarded a Gold Medal in the EcoVadis Corporate Social Responsibility rating. Altia received 71/100 points, higher than 97% of all the rated companies rated. More than 55 000 companies have been rated by EcoVadis across 198 purchasing categories and 150 countries. Altia’s strengths included a comprehensive policy on a majority of environmental issues, as well as quantitative objectives set for some relevant topics such as GHG emissions and water. A key development area was the endorsement of external initiatives on environmental issues.

Sustainability key figures

The progress of the key figures during the reporting period has been according to the targets.

	H1 21	H1 20	2020
Sickness absences, %	4.1	3.8	4.0
Total Registered Injury Frequency, TRIF (2020 exluding commuting and contract workers)	8.1	12	12
Lost Time Injury Frequency, LTIF (2020 excluding commuting and contract workers)	8.1	4	7

Both TRIF and LTIF are reported without commuting as of 2020. From 2021 the figures includes also temporary external contract workers and are not directly comparable with historical figures.

	H1 21		H1 20		2020
	Kosken-korva	Rajamäki and Tabasalu	Kosken-korva	Rajamäki and Tabasalu	Kosken-korva	Rajamäki and Tabasalu
Energy efficiency (MWh/m3 of product or tonne of barley)	0.82	0.37	0.78	0.32	0.71	0.28
Water efficiency (m3/m3 of product or tonne of barley) (1)	1.99	2.55	2.18	1.96	2.33	2.01
Quality of waste water (kg COD/m3 of product or tonne barley) (2)	3.44	2.35	3.93	2.10	4.09	2.09

(1) With regards to Rajamäki, the indicator includes water consumption at the alcohol beverage plant. The water consumption indicator for the Rajamäki plant of the Industrial Products Unit is not material to the operations. (2) The waste water quality indicator is not monitored at the Tabasalu plant.

Half-Year Report | January–June 2021 | 18 August 2021 | page 17

Short-term risks and uncertainties

The most significant uncertainties in the company’s operations relate to the overall economic development and its impacts on consumption, as well as the effects of alcohol taxes and legislation on consumer behaviour. Unexpected and unforeseen disruptions in production and deliveries form the major short-term risks related to operations, as well as sudden and significant changes in prices of raw materials, especially related to barley.

Altia Plc’s Board of Directors has confirmed the Group Risk Management Policy. Risk management is aimed at supporting the implementation of Altia Group’s strategy, the identification of risks and methods for reducing the probability and impacts of risks, as well as ensuring business continuity. Risks may arise from internal or external events.

Outlook for 2021

Market outlook

The development of the Group’s business operations and profitability are affected by the competitive environment, the overall economic outlook and changes in alcohol taxation and regulation. Uncertainty related to changes in consumer buying behaviour and consumer demand continues. In addition, overall fluctuations of direct product costs affect the Group’s profitability.

Short-term outlook

Altia has updated its short-term outlook but is not providing guidance for 2021, due to the uncertainties caused by COVID-19 and the low predictability for the full year 2021.

In the second half of 2021, COVID-19 is still expected to impact travel retail, exports and the on-trade. The channel mix in monopoly markets depends on the restrictions and recommendations set in travel retail and the on-trade.

In Altia Industrial, for the second half of 2021, COVID-19 is expected to continue to impact supply chain, industrial services and products. The focus on the health and safety of Altia’s employees remain high. The uncertainty in industrial products is due to potential disruptions in demand for starch and ethanol, and in supply chain due to the availability and delivery times of raw materials.

Barley market prices are expected to continue increasing for the new crop season following unfavourable weather conditions in Finland, and a global imbalance between the demand for and supply of grain and other raw materials.

The recovery of the operating environment will depend largely on the development of COVID-19, the progress of vaccinations, and changes in consumer behaviour.

The previous short-term outlook as published in the January-March Business Review was as follows:

In the first half of 2021, COVID-19 is expected to impact travel retail, exports and on-trade. The channel shift in the monopoly markets is expected to continue for as long as travel retail and on-trade continue to be restricted. The situation is expected to stabilise earliest after the summer period.

In Altia Industrial, for the first half of 2021, COVID-19 is expected to continue to impact contract manufacturing and industrial products in a significant way. The increased prices of imported ethanol puts pressure on technical ethanol margins. Barley prices increased at the beginning of this year and the price level is expected to be higher than in 2020 until the new crop.

The recovery of the operating environment depends largely on the development of COVID-19, the progress of vaccinations, and changes in consumer behaviour.

Financial calendar for 2021

Altia will publish the Business Review for January-September 2021 on 3 November.

Half-Year Report | January–June 2021 | 18 August 2021 | page 18

Events after the period

On 23 July, Altia announced that Altia and Arcus have entered into a binding agreement with Galatea AB, pursuant to which Galatea has agreed to purchase Altia’s aquavit brands Skåne Akvavit, Hallands Fläder and Brøndums and cognac brand Grönstedts along with Arcus’ aquavit brand Akevitt Spesial and spirits brands S.P.R.T. and Dworek. All regulatory approvals for the merger have been received and completion is expected to happen on 1 September 2021.

Helsinki, 17 August 2021

Altia Plc

Board of Directors

IMPORTANT INFORMATION

The securities referred to in this document in relation to the merger have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) and may not be offered, sold or delivered, directly or indirectly, in or into the United States absent registration, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and other securities laws of the United States. This document does not constitute an offer to sell or solicitation of an offer to buy any of the shares in the United States. Any offer or sale of new Altia shares made in the United States in connection with the merger may be made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 802 thereunder.

Altia is a Finnish company and Arcus is a Norwegian company. The transaction, including the information distributed in connection with the merger and the related shareholder votes, is subject to disclosure, timing and procedural requirements of a non-U.S. country, which are different from those of the United States. The financial information included or referred to in this document has been prepared in accordance with IFRS, which may not be comparable to the accounting standards, financial statements or financial information of U.S. companies or applicable in the United States.

It may be difficult for U.S. shareholders of Arcus to enforce their rights and any claim they may have arising under U.S. federal or state securities laws, since Altia and Arcus are not located in the United States, and all or some of their officers and directors are residents of non-U.S. jurisdictions. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. U.S. shareholders of Arcus may not be able to sue Altia or Arcus or their respective officers and directors in a non-U.S. court for violations of U.S. laws, including federal securities laws, or at the least it may prove to be difficult to evidence such claims. Further, it may be difficult to compel Altia or Arcus and their affiliates to subject themselves to the jurisdiction of a U.S. court. In addition, there is substantial doubt as to the enforceability in a foreign country in original actions, or in actions for the enforcement of judgments of U.S. courts, based on the civil liability provisions of the U.S. federal securities laws.

Arcus’ shareholders should be aware that Altia is prohibited from purchasing Arcus’ shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger under the Merger Plan.

Half-Year Report | January–June 2021 | 18 August 2021 | page 19

Consolidated income statement

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020

NET SALES	86.8	81.0	158.5	149.3	342.4
Other operating income	1.4	1.4	3.0	2.9	6.2
Materials and services	-48.4	-45.4	-88.8	-84.1	-192.5
Employee benefit expenses	-12.7	-11.5	-25.6	-23.0	-49.1
Other operating expenses	-17.0	-13.0	-32.4	-27.1	-66.6
Depreciation, amortisation and impairment	-3.8	-4.4	-7.7	-8.8	-17.4
OPERATING RESULT	6.3	8.2	7.0	9.2	22.9
Finance income	0.0	-0.1	0.2	0.2	0.2
Finance expenses	-0.6	-0.6	-1.6	-1.2	-3.1
Share of profit in associates and joint ventures and income from interests in joint operations	0.0	0.1	1.0	1.1	1.2
RESULT BEFORE TAXES	5.8	7.6	6.6	9.3	21.3
Income tax expense	-1.2	-1.5	-1.3	-1.9	-3.5
RESULT FOR THE PERIOD	4.7	6.1	5.3	7.5	17.8

Result for the period attributable to:
Owners of the parent	4.7	6.1	5.3	7.5	17.8

Earnings per share for the result attributable to owners of the parent, EUR
Basic and diluted	0.13	0.17	0.15	0.21	0.49

Consolidated statement of comprehensive income

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020
Result for the period	4.7	6.1	5.3	7.5	17.8

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss
Remeasurements of post-employment benefit obligations	-	-	-	-	0.2
Related income tax	-	-	-	-	-0.0
Total	-	-	-	-	0.2
Items that may be reclassified to profit or loss
Cash flow hedges	0.5	-0.2	1.0	-0.0	0.2
Financial assets at fair value through other comprehensive income	2.6	-	2.6	-	-
Translation differences	0.6	3.6	-0.1	-1.7	1.8
Income tax related to these items	-0.1	0.0	-0.2	0.0	-0.0
Total	3.6	3.5	3.4	-1.7	2.0
Other comprehensive income for the period, net of tax	3.6	3.5	3.4	-1.7	2.2
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	8.2	9.6	8.7	5.8	20.0

Total comprehensive income attributable to:
Owners of the parent	8.2	9.6	8.7	5.8	20.0

Half-Year Report | January–June 2021 | 18 August 2021 | page 20

Consolidated balance sheet

EUR million	30 Jun 2021	30 Jun 2020	31 Dec 2020
ASSETS
Non-current assets
Goodwill	81.2	80.0	81.4
Other intangible assets	15.2	22.5	20.7
Property, plant and equipment	56.8	59.1	58.9
Right-of-use assets	9.2	8.9	10.2
Investments in associates and joint ventures and interests in joint operations	9.2	8.9	9.1
Financial assets at fair value through other comprehensive income	4.1	1.4	1.4
Deferred tax assets	1.2	1.5	1.4
Total non-current assets	176.8	182.3	183.2

Current assets
Inventories	94.7	101.1	92.3
Contract assets	0.1	-	0.2
Trade and other receivables	51.7	41.5	46.8
Current tax assets	4.0	2.7	2.4
Cash and cash equivalents	98.0	101.2	130.7
Total current assets	248.6	246.6	272.3

Assets held for sale	10.0	-	-

TOTAL ASSETS	435.3	428.9	455.6

EQUITY AND LIABILITIES
Equity attributable to owners of the parent
Share capital	60.5	60.5	60.5
Invested unrestricted equity fund	1.2	1.2	1.2
Fair value reserve	3.2	0.6	0.6
Legal reserve	0.4	0.1	0.1
Hedge reserve	-0.0	-1.0	-0.9
Translation differences	-20.6	-23.7	-20.5
Retained earnings	107.8	111.9	115.3
Total equity	152.5	149.5	156.3

Non-current liabilities
Deferred tax liabilities	16.5	16.4	16.8
Borrowings	63.9	70.4	69.6
Lease liabilities	6.0	5.7	7.0
Employee benefit obligations	1.1	1.3	1.1
Total non-current liabilities	87.6	93.7	94.5

Current liabilities
Borrowings	36.5	51.5	46.5
Lease liabilities	3.5	3.5	3.7
Trade and other payables	153.3	127.9	152.6
Contract liabilities	0.3	-	0.5
Current tax liabilities	1.6	2.8	1.5
Total current liabilities	195.2	185.7	204.8

Total liabilities	282.8	279.4	299.2

TOTAL EQUITY AND LIABILITIES	435.3	428.9	455.6

Half-Year Report | January–June 2021 | 18 August 2021 | page 21

Consolidated statement of changes in equity

Equity attributable to owners of the parent EUR million	Share capital	Invested unrestricted equity fund	Fair value reserve	Legal reserve	Hedge reserve	Translation differences	Retained earnings	Total equity
Equity at 1 January 2020	60.5	1.2	0.6	0.1	-1.0	-22.1	111.9	151.2
Total comprehensive income
Result for the period	-	-	-	-	-	-	7.5	7.5
Other comprehensive income (net of tax)
Cash flow hedges	-	-	-	-	-0.0	-	-	-0.0
Translation differences	-	-	-	-	-	-1.7	-0.0	-1.7
Total comprehensive income for the period	-	-	-	-	0.0	-1.7	7.5	5.8
Transactions with owners
Dividend distribution	-	-	-	-	-	-	-7.6	-7.6
Share based payments	-	-	-	-	-	-	0.1	0.1
Total transactions with owners	-	-	-	-	-	-	-7.4	-7.4
Equity at 30 June 2020	60.5	1.2	0.6	0.1	-1.0	-23.7	111.9	149.5

Equity at 1 January 2021	60.5	1.2	0.6	0.1	-0.9	-20.5	115.3	156.3
Total comprehensive income
Result for the period	-	-	-	-	-	-	5.3	5.3
Other comprehensive income (net of tax)
Cash flow hedges	-	-	-	-	0.8	-	-	0.8
Financial assets at fair value through other comprehensive income	-	-	2.6	-	-	-	-	2.6
Translation differences	-	-	-	-	-	-0.1	0.0	-0.1
Total comprehensive income for the period	-	-	2.6	-	0.8	-0.1	5.3	8.7
Transactions with owners
Dividend distribution	-	-	-	-	-	-	-12.6	-12.6
Share based payments	-	-	-	-	-	-	0.2	0.2
Total transaction with owners	-	-	-	-	-	-	-12.5	-12.5
Transfer to reserve	-	-	-	0.3	-	-	-0.3	0.0
Equity at 30 June 2021	60.5	1.2	3.2	0.4	-0.0	-20.6	107.8	152.5

Half-Year Report | January–June 2021 | 18 August 2021 | page 22

Consolidated statement of cash flows

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020
CASH FLOW FROM OPERATING ACTIVITIES
Result before taxes	5.8	7.6	6.6	9.3	21.3
Adjustments
Depreciation, amortisation and impairment	3.8	4.4	7.7	8.8	17.4
Share of profit in associates and joint ventures and income from interests in joint operations	-0.0	-0.1	-1.0	-1.1	-1.2
Net gain on sale of non-current assets	-	-	-	-	-0.0
Finance income and costs	0.6	0.6	1.4	1.0	2.9
Other adjustments	0.2	0.2	0.0	0.0	0.4
	4.5	5.1	8.1	8.7	19.4
Change in working capital
Change in inventories, increase (-) / decrease (+)	-5.0	0.9	-8.6	-9.4	0.2
Change in contract assets, trade and other receivables, increase (-) / decrease (+)	-4.8	3.9	-4.4	11.8	7.7
Change in contract liabilities, trade and other payables, increase (+) / decrease (-)	0.2	10.2	1.3	-5.5	16.8
Change in working capital	-9.6	14.9	-11.8	-3.0	24.7

Interest paid	-0.4	-0.4	-0.8	-0.8	-1.6
Interest received	0.0	0.0	0.0	0.1	0.1
Other finance income and expenses paid	-0.1	-0.1	-0.7	-0.4	-1.4
Income taxes paid	-1.5	-1.5	-3.0	-3.6	-6.4
Financial items and taxes	-2.0	-2.0	-4.6	-4.7	-9.3

NET CASH FLOW FROM OPERATING ACTIVITIES	-1.3	25.7	-1.6	10.3	56.1

CASH FLOW FROM INVESTING ACTIVITIES
Payments for property, plant and equipment and intangible assets	-1.1	-1.5	-1.9	-2.5	-7.0
Proceeds from sale of property, plant and equipment and intangible assets	0.0	0.0	0.0	0.1	0.3
Interest received from investments in joint operations	-	-	0.9	0.9	0.9
Dividends received	-	-	0.2	0.2	0.2
NET CASH FLOW FROM INVESTING ACTIVITIES	-1.1	-1.5	-0.8	-1.3	-5.6

CASH FLOW FROM FINANCING ACTIVITIES
Changes in commercial paper program	-10.0	-10.0	-10.0	45.0	40.0
Repayment of borrowings	-	-	-5.7	-5.7	-6.5
Repayment of lease liabilities	-1.0	-0.9	-1.9	-1.7	-3.7
Dividends paid and other distributions of profits	-	-7.6	-12.6	-7.6	-15.2
NET CASH FLOW FROM FINANCING ACTIVITIES	-11.0	-18.4	-30.3	29.9	14.6

CHANGE IN CASH AND CASH EQUIVALENTS	-13.3	5.8	-32.7	38.9	65.1

Cash and cash equivalents at the beginning of the period	111.0	92.6	130.7	64.2	64.2
Translation differences on cash and cash equivalents	0.3	2.8	0.1	-1.9	1.4
Change in cash and cash equivalents	-13.3	5.8	-32.7	38.9	65.1
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	98.0	101.2	98.0	101.2	130.7

Half-Year Report | January–June 2021 | 18 August 2021 | page 23

Accounting principles

This half-year report has been prepared in accordance with the International Financial Reporting Standards (IFRS) and IAS 34 Interim Financial Reporting as approved by the EU. This half-year report should be read together with Altia’s Financial Statements 2020.

All the figures have been rounded and consequently the sum of individual figures can deviate from the presented aggregate figure.

The Group adopts the guidance on alternative performance measures issued by the European Securities and Market Authority (ESMA). In addition to key ratios, the Group releases other commonly used alternative key ratios mainly derived from the statement of comprehensive income and consolidated balance sheet. In addition to IFRS and alternative key ratios, the adjusted alternative key ratios are used by adding or deducting items affecting comparability.

Seasonality

There are substantial seasonal fluctuations in the consumption of alcoholic beverages impacting the net sales and cash flow of Altia. The company typically generates large amounts of its revenue and cash flow during the fourth quarter of the year, whereas the first quarter of the year is significantly lower. In addition, excise taxes related to the high season at the end of the year lead to large cash outflows at the beginning of the next year.

Impacts of COVID-19 on Group financial position

•	COVID-19 may impact Altia’s financial position in many ways and increase the uncertainty related to the values of its assets. Due to this Altia has assessed the impact of the pandemic on its financial position and has considered the values of assets and liabilities that include critical accounting estimates and require management judgement. The identified and expected effects have been taken into consideration in the reported figures and in the forecasts requiring management judgement.

•	Altia has reviewed the book value of the goodwill and other intangible assets consisting mainly of trademarks, has assessed the impact of the COVID-19 to the forecasted profitability together with other assumptions used for impairment testing or for evaluating the amortisation periods of the intangible assets, and has concluded that there is no indication that goodwill or trademarks would be impaired.

•	The value of inventory is monitored on a regular basis also for slow moving items. COVID-19 has not had a material impact on the value of inventory.

•	The credit risk of trade receivables and the amount of expected credit losses has been analysed at the end of each reporting period. Overdue receivables have been assessed on a customer level and expected default rates have been taken into consideration in the valuation. Based on the review no material adverse impacts on the value of trade receivables have been identified.

•	The strict focus on net working capital management with issuing commercial papers ensured that Altia’s liquidity position was good throughout the review period.

Segment information

Net sales by segment

EUR million	Q2 21	Q1 21	Q4 20	Q3 20	Q2 20	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19
Finland & Exports	31.1	23.0	34.4	29.8	29.2	23.8	37.8	31.2	34.7	25.0
Scandinavia	29.1	24.2	46.4	27.4	28.1	22.0	44.5	25.6	29.0	21.7
Altia Industrial	26.6	24.5	25.7	29.4	23.8	22.4	27.8	27.7	27.5	27.1
Total	86.8	71.7	106.5	86.6	81.0	68.2	110.1	84.5	91.2	73.8

Half-Year Report | January–June 2021 | 18 August 2021 | page 24

EUR million	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Finland & Exports
Net sales total	31.3	29.4	6.4	54.4	53.3	2.1	117.7
Net sales, internal	-0.1	-0.2	-36.8	-0.2	-0.3	-11.7	-0.5
Net sales, external	31.1	29.2	6.8	54.1	53.0	2.2	117.2
Scandinavia
Net sales total	29.2	28.2	3.4	53.5	50.3	6.4	124.4
Net sales, internal	-0.1	-0.1	-10.9	-0.3	-0.2	27.1	-0.5
Net sales, external	29.1	28.1	3.4	53.3	50.1	6.3	123.9
Altia Industrial
Net sales total	36.2	34.2	5.9	66.5	64.2	3.4	143.1
Net sales, internal	-9.6	-10.4	-7.5	-15.4	-18.1	-15.0	-41.9
Net sales, external	26.6	23.8	12.0	51.1	46.1	10.7	101.2
Group
Net sales total	96.7	91.8	5.3	174.4	167.8	3.9	385.2
Net sales, internal	-9.8	-10.7	-8.1	-15.9	-18.5	-14.2	-42.9
Net sales, external	86.8	81.0	7.1	158.5	149.3	6.2	342.4

Comparable EBITDA by segment

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020
Finland & Exports	5.3	5.5	8.8	8.3	19.8
Scandinavia	2.9	2.9	4.6	2.8	14.2
Altia Industrial	3.6	4.9	5.7	7.1	17.9
Other	0.6	-0.1	0.9	0.6	0.5
Total	12.3	13.2	20.1	18.8	52.4
% net sales	14.2	16.3	12.7	12.6	15.3

EUR million	Q2 21	Q1 21	Q4 20	Q3 20	Q2 20	Q1 20	Q4 19	Q3 19	Q2 19	Q1 19
Finland & Exports	5.3	3.5	6.0	5.5	5.5	2.8	7.3	5.0	5.3	3.0
Scandinavia	2.9	1.7	9.5	1.9	2.9	-0.1	9.1	1.3	2.0	-0.3
Altia Industrial	3.6	2.1	4.2	6.5	4.9	2.2	4.5	3.6	2.3	1.0
Other	0.6	0.4	-0.8	0.7	-0.1	0.7	-1.3	1.5	-0.2	0.6
TOTAL comparable EBITDA	12.3	7.7	19.0	14.6	13.2	5.5	19.7	11.4	9.4	4.3
Items affecting comparability	-2.2	-3.2	-5.5	-5.9	-0.7	-0.1	0.2	-1.6	-0.2	-
EBITDA	10.1	4.6	13.5	8.8	12.6	5.4	19.8	9.8	9.2	4.3
Depreciation, amortisation and impairment	-3.8	-3.9	-4.3	-4.3	-4.4	-4.4	-4.5	-4.5	-4.5	-4.5
Operating result	6.3	0.7	9.3	4.5	8.2	1.0	15.3	5.3	4.8	-0.3

Net sales by product category (IFRS 15)

EUR million	Q2 21	Q2 20	Change, %	H1 21	H1 20	Change, %	2020
Spirits	32.3	28.8	12.4	58.3	53.2	9.5	119.1
Wine	26.9	28.0	-3.9	47.6	48.8	-2.4	119.5
Other beverages	1.0	0.5	94.6	1.5	1.2	27.8	2.5
Industrial products and services	26.6	23.8	12.0	51.1	46.1	10.7	101.2
Total	86.8	81.0	7.1	158.5	149.3	6.2	342.4

Half-Year Report | January–June 2021 | 18 August 2021 | page 25

Notes to the tables

Property, plant and equipment, intangible assets And right-of-use assets

EUR million	Intangible assets	Goodwill	Property, plant and equipment	Right-of-use assets	Total
Acquisition cost at 1 January 2021	151.1	123.0	252.9	17.5	544.4
Additions	0.5	-	1.6	0.8	2.9
Transfer to assets classified as held for sale	-12.2	-	-	-	-12.2
Disposals	-0.0	-	-0.0	-0.2	-0.2
Effect of movement in exchange rates	-0.1	3.0	0.0	-0.1	2.8
Transfer between items	-0.0	-	0.0	-	0.0
Acquisition cost at 30 June 2021	139.3	126.0	254.5	18.1	537.8

Accumulated depreciation, amortisation and impairment losses at 1 January 2021	-130.4	-41.6	-194.0	-7.2	-373.2
Depreciation and amortisation	-2.2	-	-3.7	-1.8	-7.7
Transfer to assets classified as held for sale	8.5	-	-	-	8.5
Accumulated depreciation and amortisation on disposals and transfers	0.0	-	0.0	0.1	0.1
Effect of movement in exchange rates	0.0	-3.3	-0.0	0.0	-3.2
Accumulated depreciation, amortisation and impairment losses at 30 June 2021	-124.1	-44.8	-197.7	-8.9	-375.4

Carrying amount at 1 January 2021	20.7	81.4	58.9	10.2	171.3
Carrying amount at 30 June 2021	15.2	81.2	56.8	9.2	162.3

Acquisition cost at 1 January 2020	148.1	128.3	247.9	14.1	538.4
Additions	0.4	-	2.4	0.3	3.1
Disposals	-0.0	-	-0.8	-	-0.8
Effect of movement in exchange rates	-1.6	-11.7	-0.1	-0.1	-13.6
Acquisition cost at 30 June 2020	146.9	116.5	249.4	14.3	527.1

Accumulated depreciation, amortisation and impairment losses at 1 January 2020	-123.0	-48.2	-187.0	-3.7	-361.8
Depreciation and amortisation	-3.0	-	-4.1	-1.7	-8.8
Accumulated depreciation and amortisation on disposals and transfers	0.0	-	0.7	-	0.7
Effect of movement in exchange rates	1.6	11.6	0.1	0.0	13.3
Accumulated depreciation, amortisation and impairment losses at 30 June 2020	-124.4	-36.6	-190.3	-5.4	-356.7

Carrying amount at 1 January 2020	25.2	80.1	60.9	10.4	176.6
Carrying amount at 30 June 2020	22.5	80.0	59.1	8.9	170.4

Half-Year Report | January–June 2021 | 18 August 2021 | page 26

Related party transactions

The following transactions have taken place with related parties:

EUR million	H1 21	H1 20	2020
Sales of goods and services
Associates, joint ventures and joint operations	0.3	0.5	1.0
Other companies considered related parties	37.2	38.0	83.1
Total	37.5	38.5	84.0
Purchases of goods and services
Associates, joint ventures and joint operations	0.9	0.9	1.7
Other companies considered related parties	0.8	0.7	1.7
Total	1.7	1.6	3.4

Outstanding balances from sales and purchases of goods and services	30 Jun 2021	30 Jun 2020	31 Dec 2020
Receivables
Associates, joint ventures and joint operations	0.1	0.1	-
Other companies considered related parties	1.4	2.3	0.9
Payables
Associates, joint ventures and joint operations	0.3	0.2	0.5
Other companies considered related parties	0.2	0.2	0.2

The Company's related parties include the subsidiaries, associated companies, joint ventures and joint operations. Related party transactions include such operations that are not eliminated in the Group´s consolidated financial statements.

Related party also include the Board of Directors, the CEO, the members of the Executive Management Team and their family members as well as entities controlled or jointly controlled by these persons. Also, entities that are controlled or jointly controlled by, or are associates of the State, are related parties of Altia. Altia has applied the exemption to report only material transactions with the government related entities. Transactions with related parties are entered into on market terms. Altia has related party transactions on a continuous basis with its major customer Alko. Transactions with Alko have been presented below under Other companies considered related parties.

Associated companies and joint arrangements

EUR million	30 Jun 2021	30 Jun 2020	31 Dec 2020
Investments in associated companies and joint ventures:
At the beginning of the reporting period	1.5	1.2	1.2
Share of result for the period	0.1	0.2	0.3
At the end of the reporting period	1.6	1.4	1.5

Financial summary of associated companies and joint ventures:
Assets	9.3	7.8	8.7
Liabilities	3.6	3.1	3.3
Net assets	5.7	4.8	5.4
Net sales	7.2	7.5	16.4
Result for the period	0.3	0.5	1.3

Half-Year Report | January–June 2021 | 18 August 2021 | page 27

Collaterals, commitments and contingent assets and liabilities

EUR million	30 Jun 2021	30 Jun 2020	31 Dec 2020
Collaterals given on behalf of Group companies
Mortgages	18.5	18.5	18.5
Guarantees	3.5	5.2	3.8
Total collaterals	22.0	23.7	22.3
Commitments
Short-term and low value lease obligations
Less than one year	0.1	0.1	0.1
Between one and five years	0.1	0.1	0.1
Total short-term and low value lease obligations	0.3	0.2	0.2
Other commitments	14.1	17.8	19.1
Total commitments	14.4	18.0	19.4

Assets not recognised in the balance sheet
Emission allowances, kilotons	30 Jun 2021	30 Jun 2020	31 Dec 2020
Emission allowances received	-	25.8	26.4
Excess emission allowances from the previous period	10.9	4.0	4.0
Realised emissions	-9.3	-10.3	-19.6
Total emission allowances	1.6	19.5	10.9

Fair value of emission allowances (EUR million)	0.1	0.5	0.3

Emission allowances granted free for year 2021 will be granted during autumn 2021.

Fair value of financial assets and liabilities

Financial assets, fair value, EUR million	30 Jun 2021	30 Jun 2020	31 Dec 2020

Level 2
Financial assets at fair value through profit or loss
Forward exchange contracts	0.0	0.0	0.0

Derivatives, hedge accounting
Forward exchange contracts	0.1	0.0	0.0
Commodity derivatives	0.8	-	0.6

Level 3
Financial assets at fair value through other comprehensive income
Unquoted shares	4.1	1.4	1.4
Financial liabilities, fair value, EUR million	30 Jun 2021	30 Jun 2020	31 Dec 2020

Level 2
Financial liabilities at fair value through profit or loss
Forward exchange contracts	0.1	0.1	0.2

Derivatives, hedge accounting
Forward exchange contracts	0.2	0.2	0.8
Interest rate derivatives	0.7	1.1	1.0
Commodity derivatives	-	0.0	-

The derivatives have been presented in the note above. The carrying amounts of other financial assets and liabilities in the balance sheet equal their fair value.

Half-Year Report | January–June 2021 | 18 August 2021 | page 28

Appendix 1

Key ratios

		Q2 21	Q2 20	H1 21	H1 20	2020
Income statement
Net sales	EUR million	86.8	81.0	158.5	149.3	342.4
Comparable EBITDA	EUR million	12.3	13.2	20.1	18.8	52.4
(% of net sales)%		14.2	16.3	12.7	12.6	15.3
EBITDA	EUR million	10.1	12.6	14.7	18.0	40.3
Comparable operating result (EBIT)	EUR million	8.5	8.9	12.4	9.9	35.0
(% of net sales)%		9.8	10.9	7.8	6.7	10.2
Operating result	EUR million	6.3	8.2	7.0	9.2	22.9
Result before taxes	EUR million	5.8	7.6	6.6	9.3	21.3
Result for the period	EUR million	4.7	6.1	5.3	7.5	17.8
Items affecting comparability	EUR million	-2.2	-0.7	-5.4	-0.7	-12.1

Balance sheet
Cash and cash equivalents	EUR million			98.0	101.2	130.7
Total equity	EUR million			152.5	149.5	156.3
Borrowings	EUR million			100.4	121.8	116.1
Invested capital	EUR million			252.9	271.3	272.4

Profitability
Return on equity (ROE), rolling 12 months	%			10.4	15.2	11.6
Return on invested capital (ROI), rolling 12 months	%			6.6	9.3	7.7

Financing and financial position
Net debt	EUR million			11.9	29.9	-3.9
Gearing	%			7.8	20.0	-2.5
Equity ratio	%			35.0	34.9	34.3
Net cash flow from operating activities	EUR million	-1.3	25.7	-1.6	10.3	56.1
Net debt/comparable EBITDA, rolling 12 months				0.2	0.6	-0.1

Share-based key ratios
Earnings / share (Basic and diluted)	EUR	0.13	0.17	0.15	0.21	0.49
Equity / share	EUR			4.22	4.14	4.33
Number of shares outstanding at the end of period		36 140 485	36 140 485	36 140 485	36 140 485	36 140 485

Personnel
Average number of personnel		669	659	655	651	650

Half-Year Report | January–June 2021 | 18 August 2021 | page 29

Reconciliation of alternative performance measures (APM) to IFRS figures and items affecting comparability (IAC)

EUR million	Q2 21	Q2 20	H1 21	H1 20	2020
Items affecting comparability
Net gains or losses from business and assets disposals	-0.2	-	-0.2	-	-
Cost for closure of business operations and restructurings	-	-0.2	-	-0.3	-0.3
Major corporate projects
Costs related to the closed voluntary pension scheme	-	-0.5	-	-0.5	-0.5
Costs related to the planned merger of Altia and Arcus	-2.0	-	-5.1	-	-11.4
Total items affecting comparability	-2.2	-0.7	-5.4	-0.7	-12.1

Comparable EBITDA
Operating result	6.3	8.2	7.0	9.2	22.9
Less:
Depreciation, amortisation and impairment	3.8	4.4	7.7	8.8	17.4
Total items affecting comparability	2.2	0.7	5.4	0.7	12.1
Comparable EBITDA	12.3	13.2	20.1	18.8	52.4
% of net sales	14.2	16.3	12.7	12.6	15.3

Comparable EBIT
Operating result	6.3	8.2	7.0	9.2	22.9
Less:
Total items affecting comparability	2.2	0.7	5.4	0.7	12.1
Comparable EBIT	8.5	8.9	12.4	9.9	35.0
% of net sales	9.8	10.9	7.8	6.7	10.2

Altia presents alternative performance measures as additional information to financial measures presented in the consolidated income statement, consolidated balance sheet and consolidated statement of cash flows prepared in accordance with IFRS. In Altia’s view, alternative performance measures provide significant additional information on Altia’s results of operations, financial position and cash flows to management, investors, analysts and other stakeholders.

Alternative performance measures should not be viewed in isolation or as a substitute to the IFRS financial measures. All companies do not calculate alternative performance measures in a uniform way, and therefore Altia’s alternative performance measures may not be comparable with similarly named measures presented by other companies.

Half-Year Report | January–June 2021 | 18 August 2021 | page 30

The definitions and reasons for the use of financial key indicators

Key figure	Definition	Reason for the use
EBITDA	Operating result before depreciation and amortization	EBITDA is the indicator to measure the performance of the Group.
EBITDA margin, %	EBITDA / Net sales
Comparable operating result	Operating result excluding items affecting comparability

Comparable EBITDA, comparable EBITDA margin, comparable operating result and comparable operating margin are presented in addition to EBITDA and operating result to reflect the underlying business performance and to enhance comparability from period to period. Altia believes that these comparable performance measures provide meaningful supplemental information by excluding items outside normal business, which reduce comparability between the periods.

Comparable EBITDA is an internal measure to assess performance of Altia and key performance measure at segment level together with Net Sales.

Comparable EBITDA margin is also one of Altia’s financial targets. Comparable EBITDA is commonly used as a base for valuation purposes outside the Company and therefore important measure to report regularly.

Comparable operating margin, %	Comparable operating result / Net sales
Comparable EBITDA	EBITDA excluding items affecting comparability
Comparable EBITDA margin, %	Comparable EBITDA / Net sales
Items affecting comparability	Material items outside normal business, such as net gains or losses from business and assets disposals, impairment losses, cost for closure of business operations and restructurings, major corporate projects including direct transaction costs related to business acquisitions, voluntary pension plan change and costs related to other corporate development.
Invested capital	Total equity + Borrowings	Base for ROI measure.
Return on equity (ROE), %	Result for the period (rolling 12 months) / Total equity (average of reporting period and comparison period)	This measure can be used to evaluate how efficiently Altia has been able to generate results in relation to the total equity of the Company.
Return on invested capital (ROI), %	(Result for the period + Interest expenses) (rolling 12 months) / (Total equity + Non-current and current borrowings) (average of reporting period and comparison period)	This measure is used to evaluate how efficiently Altia has been able to generate net results in relation to the total investments made to the Company.
Borrowings	Non-current borrowings + Current borrowings	Net debt is an indicator to measure the total external debt financing of the Group.
Net debt	Borrowings + Non-current and current lease liabilities – Cash and cash equivalents
Gearing, %	Net debt / Total equity	Gearing ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s indebtedness. Important measure for the loan portfolio.
Equity ratio, %	Total equity / (Total assets – Advances received)	Equity / assets ratio helps to show financial risk level and it is a useful measure for management to monitor the level of Group’s capital used in the operations.
Net debt / comparable EBITDA	Net debt / Comparable EBITDA	The level of Net debt / Comparable EBITDA is one of Altia’s financial targets.
Earnings / share	Result for the period attributable to shareholders of the parent company / Share-issue adjusted number of shares during the period
Equity / share	Equity attributable to shareholders of the parent company / Share- issue adjusted number of shares at the end of period

Half-Year Report | January–June 2021 | 18 August 2021 | page 31